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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

                               SuperGen, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               868059 10 6
                     ----------------------------------
                              (CUSIP Number)

                                 12/31/98
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                          Page 1 of 6 pages

CUSIP No. 868059 10 6

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Joseph Rubinfeld
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
United States of America
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       55,000* (Beneficial ownership of 35,000
 Owned by                           shares is disclaimed)
 Each Reporting              --------------------------------------------------
 Person With:                 (6) Shared Voting Power
                                    1,694,500**
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    55,000* (Beneficial ownership of 35,000
                                    shares is disclaimed)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,694,500**
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,547,417*** (Beneficial ownership of 35,000 shares is disclaimed)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
11.8%**
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
IN
-------------------------------------------------------------------------------


                          Page 2 of 6 pages

CUSIP No. 868059 10 6

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Loretta Rubinfeld
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
United States of America
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,694,500**
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,694,500**
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,731,076**** (Beneficial ownership of 35,000 shares is disclaimed)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
8.3%**
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
IN
-------------------------------------------------------------------------------


                          Page 3 of 6 pages
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ITEM 1.

    (a)   Name of Issuer
          SuperGen, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          Two Annabel Lane, Suite 220, San Ramon, CA  94583
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
          Joseph Rubinfeld and Loretta Rubinfeld, husband and wife
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
          Two Annabel Lane, Suite 220, San Ramon, CA  94583
          ---------------------------------------------------------------------
    (c)   Citizenship
          United States of America
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          868059 10 6
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


                          Page 4 of 6 pages

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
    Joseph Rubinfeld:      2,547,417 shares***
    Loretta Rubinfeld:     1,731,076 shares****
    ---------------------------------------------------------------------------

    (b) Percent of class:
    Joseph Rubinfeld: 11.8% of the outstanding shares of Common Stock of Issuer, based on 20,862,620 shares of Issuer's Common Stock outstanding as of December 31, 1998.

    Loretta Rubinfeld: 8.3% of the outstanding shares of Common Stock of Issuer based on 20,862,620 shares of Issuer's Common Stock outstanding as of December 31, 1998.
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              Joseph Rubinfeld: 55,000 shares*
              Loretta Rubinfeld: 0 shares
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              Joseph Rubinfeld: 1,694,500 shares**
              Loretta Rubinfeld: 1,694,500 shares**
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
              Joseph Rubinfeld: 55,000 shares*
              Loretta Rubinfeld: 0 shares
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              Joseph Rubinfeld: 1,694,500 shares**
              Loretta Rubinfeld: 1,694,500 shares**
              -----------------------------------------------------------------

* Beneficial ownership of 35,000 of these shares registered in the name of Joseph and Loretta Rubinfeld as Custodians under the California Uniform Transfers to Minors Act is disclaimed as set forth on Pages 2 and 3 of this Schedule. 20,000 shares are registered to Joseph Rubinfeld, individually, and these shares are not included in the aggregate number of shares beneficially owned by Loretta Rubinfeld, his wife, notwithstanding the Community Property laws of the State of California.

**   1,694,500 shares owned jointly by reporting persons are registered to
Joseph and Loretta Rubinfeld.

*** Includes 797,917 shares which may be acquired within 60 days of December 31, 1998 upon exercise of stock options by Joseph Rubinfeld.

**** Includes 1,576 shares which may be acquired within 60 days of December 31, 1998 upon exercise of stock options by Loretta Rubinfeld.

      INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.


                          Page 5 of 6 pages

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                        2/8/99
                                       ----------------------------------------
                                                         Date
                                       /s/ Joseph Rubinfeld
                                       ----------------------------------------
                                                      Signature

                                       Joseph Rubinfeld, Chief Executive,
                                       President and Chairman of the Board
                                       of SuperGen, Inc.
                                       ----------------------------------------
                                                      Name/Title
                                                        2/9/99
                                       ----------------------------------------
                                                         Date
                                       /s/ Loretta K. Rubinfeld
                                       ----------------------------------------
                                                      Signature

                                       Loretta K. Rubinfeld
                                       ----------------------------------------
                                                      Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                          Page 6 of 6 pages